Exhibit 99.1

Golden Star Announces Signing of a US$25 Million

Secured Medium Term Loan Facility Commitment Letter

TORONTO - September 10, 2014 - Golden Star today announces today that its subsidiary Golden Star (Wassa) Limited (“Wassa”) has signed a commitment letter with Ecobank Ghana Limited (“Ecobank”) regarding an additional US$25 million secured Medium Term Loan Facility (the “New Facility”).

Drawdowns under the New Facility will be available to finance the development of a potential underground mine at Wassa and will be repayable within 60 months of initial drawdown. The drawdown period is twelve months from entering into the agreement. Interest on the New Facility will be payable monthly at three month LIBOR plus 11% and a transaction fee of 2.5% of the total New Facility is payable to Ecobank.

The security and terms on the New Facility are similar to the $50 million secured Medium Term Loan Facility entered into in 2013. The flexibility to prepay the loan without penalties and lack of hedging requirements is of particular benefit to Wassa. Terms include a specific security over plant, machinery and equipment at Wassa. From the end of 2016, certain financial covenants must be adhered to.

In addition to the New Facility, the Company still has $10 million available for drawdown on its existing $50 million Ecobank facility.

Sam Coetzer, President and CEO commented:

“The previous financing provided by Ecobank allowed us to develop Wassa. With a significantly larger Mineral Resource, promising further drill results and a stable plant performing at rated capacity we are now in a position from which we intend to significantly expand this operation. Pending a positive PEA on the development of an underground mine at Wassa, we will use these finances to deliver on this expansion and drive forward our strategy of transforming Golden Star to a lower cost producer.”

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Company profile:

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) (“Golden Star” or the “Company”) is an established gold mining company that holds a 90% interest in both the Bogoso and Wassa open-pit gold mines in Ghana. The Company also has a 90% interest in the Prestea Underground mine in Ghana. Golden Star has Mineral Reserves of 3.9 million ounces and 6.4 million ounces in Measured and Indicated Mineral Resources. In 2013, Golden Star sold 331,000 ounces of gold and in 2014 the Company expects to produce 260,000 – 280,000 ounces. The Company offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with exploration and development upside potential.

For further information regarding Golden Star’s Mineral Reserves and Mineral Resources, see Golden Star’s Annual Information Form for the year ended December 31, 2013, available on SEDAR at www.sedar.com or the Company’s website www.gsr.com.

Statements regarding forward-looking information:

Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially. Such statements include comments regarding: the Company having funding to advance the development of its Wassa underground mine; the Company’s focus to advance and strengthen its Wassa operations; uses for the Company’s existing cash balance; drawings under the 2013 facility with Ecobank; the timing for a preliminary economic assessment; the ability of the Company to satisfy conditions precedent under the New Facility; and the impact of the New Facility on the Wassa Underground Project. Factors that could cause actual results to differ materially include timing of and unexpected events at the Bogoso/Prestea oxide and sulfide processing plants or at the Wassa processing plant; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals and permits; the availability and cost of electrical power; timing and availability of external financing on acceptable terms; technical, permitting, mining or processing issues; changes in U.S. and Canadian securities markets; and fluctuations in gold price and input costs and general economic conditions. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in our Annual Information Form for 2013. The forecasts contained in this press release constitute management’s current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management’s estimate as of any date other than the date of this press release.

For further information, please contact:

André van Niekerk

Executive Vice President and Chief Financial Officer

416-583-3803

Angela Parr

Vice President Investor Relations and Corporate Affairs

416-583-3815

Source: Golden Star Resources Ltd.

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